QR Energy, LP
5 Houston Center
Houston, Texas 77010
December 14, 2010
By Facsimile and EDGAR
H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549
Re:	QR Energy, LP Registration Statement on Form S-1 (as amended) File No. 333-169664
Dear Mr. Schwall:
          On behalf of QR Energy, LP (the “Partnership”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 1:00 p.m., Washington, D.C. time, on December 16, 2010, or as soon thereafter as practicable. As requested by the Staff of the Securities and Exchange Commission, the Partnership hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•	the Partnership may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     This request has also been transmitted via EDGAR.

Very truly yours, QR ENERGY, LP
By:	QRE GP, LLC, its general partner

By:	/s/ Alan L. Smith
	Name:	Alan L. Smith
	Title:	Chief Executive Officer and Director